UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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Dated March 16, 2016

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-202409) OF ARCELORMITTAL AND THE PROSPECTUSES INCORPORATED THEREIN.

On March 11, 2016, ArcelorMittal filed a prospectus supplement (together with the accompanying prospectus, the “Prospectus”) relating to the granting of non-statutory preferential subscription rights (the “Rights”) to holders of its existing ordinary shares to subscribe for an aggregate of up to 1,262,351,531 newly-issued ordinary shares, upon the terms set forth in the Prospectus.

Please be advised that the following ticker symbol for the Rights as used in the Prospectus should be disregarded and is corrected as follows:

Stock Exchange	Ticker Symbol reflected in Prospectus	Correct Ticker Symbol
Euronext Amsterdam	MTR	MTDS

Please be advised that the following CUSIP and ISIN numbers for the New York Registry Shares of ArcelorMittal (CUSIP No. 03938L104) (the “NY Registry Shares”) as used in the Prospectus should be disregarded and are corrected as follows:

Security	Identifier reflected in Prospectus	Correct Identifier
NY Registry Shares ISIN	US03938L104	US03938L1044
NY Registry Shares CUSIP	03938L704	03938L104

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2016

By: _/s/ Henk Scheffer

Name:	Henk Scheffer
Title:	Company Secretary